Exhibit 99.1

WalkMe Ltd. Announces Fourth Quarter 2022 Financial Results

●	ARR from Digital Adoption Platform (DAP*) customers grew 63% year-over-year
●	ARR from customers of greater than 500 employees grew 22% year-over-year
●	Continued improvement of Non-GAAP Operating loss of 16% of revenue in 4Q22 from 35% of revenue in 4Q21, and GAAP Operating loss to 35% of revenue in 4Q22 from 55% of revenue in 4Q21
●	Hagit Ynon named as Chief Financial Officer

SAN FRANCISCO, February 15, 2023 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its fourth quarter ended December 31, 2022.

"WalkMe continues to help the largest companies in the world identify and resolve the crippling digital friction that's keeping them from achieving their digital transformation goals. They're relying on us to regain control of their tech stack and finally turn it into a competitive advantage," said Dan Adika, CEO of WalkMe. "In 2023, we expect to continue seeing gains in operational efficiency and achieve free cash flow positive in the fourth quarter, while investing in exciting developments in AI that harness our unmatched access to data across billions of interactions to deliver better experiences for our customers and their employees."

Fourth Quarter 2022 Financial Highlights:

●	Revenue: Total revenue was $64.9 million in the fourth quarter of 2022, an increase of 22% year-over-year. Subscription revenue was $58.7 million, an increase of 21% year-over-year.
●	Annualized Recurring Revenue (ARR)*: ARR grew 19% year-over-year to $262 million as of December 31, 2022.
●	Remaining Performance Obligation (RPO): was $374 million as of December 31, 2022, an increase of 18% year-over-year.
●	GAAP Gross Margin: was 81% in the fourth quarter of 2022 compared to 76% in the fourth quarter of 2021.
●	GAAP Operating Loss: was $22.6 million in the fourth quarter of 2022, or 35% of total revenue, compared to $29.1 million, or 55% of total revenue, in the fourth quarter of 2021.
●	Non-GAAP Operating Loss*: was $10.5 million in the fourth quarter of 2022, or 16% of total revenue, compared to $18.9 million, or 35% of total revenue, in the fourth quarter of 2021.
●
Cash Flow: Net cash used in operations in the fourth quarter of 2022 was $8.8 million, or 14% of total revenue, compared to $13.9 million used in operations or 26% of total revenue, in the fourth quarter of 2021.

●	Free Cash Flow*: was negative $10.2 million in the fourth quarter of 2022, or 16% of total revenue, compared to negative $16.4 million, or 31% of total revenue, in the fourth quarter of 2021.
●	Cash, Cash Equivalents, Short-term Deposits and Marketable Securities: were $304.9 million as of December 31, 2022.

Full Year 2022 Financial Highlights:

●	Revenue: Total revenue was $245 million in 2022, an increase of 27% year-over-year. Subscription revenue was $221 million, an increase of 26% year-over-year.
●	GAAP Gross Margin: was 78% in 2022 compared to 76% in 2021
●	GAAP Operating Loss: was $109.8 million in 2022, or 45% of total revenue, compared to $77.8 million, or 40% of total revenue in 2021.
●	Non-GAAP Operating Loss*: was $58.3 million in the fourth quarter of 2022, or 24% of total revenue, compared to $50.2 million, or 26% of total revenue in 2021.
●	Cash Flow: Net cash used in operations in 2022 was $46.8 million, or 19% of total revenue, compared to $34.2 million used in operations or 18% of total revenue in 2021.
●	Free Cash Flow*: was negative $53.9 million in 2022, or 22% of total revenue, compared to negative $40.8 million, or 21% of total revenue in 2021.

"We ended the quarter strong against our strategic priorities driving growth in the enterprise segment, our partner ecosystem, and in the U.S. Federal market during a challenging economic environment," said Hagit Ynon, CFO of WalkMe. "We will continue to reap the benefits from our investments in these spaces as we push for additional operational leverage to reach positive free cash flow by the fourth quarter of 2023 and for the full year of 2024."

Fourth Quarter and Recent Business Highlights:

●	Hagit Ynon was named Chief Financial Officer, having served as EVP of Finance for over 3 years with the company and most recently as Interim CFO.
●
In the fourth quarter, WalkMe added eighteen net new Enterprise-Wide DAP customers for a total of 173, representing DAP customer count growth of 37% year-over-year. ARR from DAP customers grew 63% year-over-year.

●	Customers with over $1 million in ARR grew 26% year-over-year to 39 representing 32% of total ARR. Customers with over $100,000 in ARR grew 13% year-over-year to 514 and customers.
●	ARR from customers with 500 or more employees grew 22% year over year and now represents 94% of total ARR.
●	Continued progress with Federal Market signing two Federal customers through partner channels and progress towards Federal.
●	WalkMe was the only DAP provider named as one of the 2023 Top 50 Products for Enterprises by G2 Crowd.

Financial Outlook:

For the first quarter of 2023, the Company currently expects:

●	Total revenue of $64.6 to $65.6 million, representing a growth rate of 14% to 15% year-over-year
●	Non-GAAP operating loss* of $11 to $10 million

For the full year 2023, the Company currently expects:

●	Total revenue of $269 to $276 million, representing a growth rate of 10% to 13% year-over-year
●	Non-GAAP operating loss* of $29 to $26 million

*The section titled “Non-GAAP Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Measures and Key Performance Indicators” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 5:00 a.m. Pacific Time on February 15, 2023. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe Investor Relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures and Key Performance Indicators:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as income (loss) from operations excluding share-based compensation and amortization and impairment of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation, amortization and impairment of acquired intangibles and adjustment attributable to non-controlling interest. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on ordinary shares outstanding after accounting for the exchange of our outstanding convertible preferred shares into ordinary shares as though such event had occurred at the beginning of the periods.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software development costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define Enterprise-Wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications.

Special Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s future financial results and guidance, and expectations regarding our revenue, operating loss and free cash flow are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of the COVID-19 pandemic or adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; the percentage of our remaining performance obligations that we expect to recognize as revenue; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our dependence on our management team and other key employees; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 24, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our code-free platform leverages our proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Media Contact:

Christina Knittel
press@walkme.com

Investor Contact:

John Streppa
investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
Revenues
Subscription	$58,702	$48,555	$220,972	$175,328
Professional services	6,161	4,703	24,034	17,975
Total revenues	64,863	53,258	245,006	193,303

Cost of revenues
Subscription(1)(2)	5,938	6,595	25,990	24,025
Professional services(1)	6,511	6,382	27,894	22,632
Total cost of revenues	12,449	12,977	53,884	46,657

Gross profit	52,414	40,281	191,122	146,646

Operating expenses
Research and development(1)	13,964	14,384	59,468	48,160
Sales and marketing(1)	45,314	41,294	176,307	127,719
General and administrative(1)(2)	15,687	13,662	65,188	48,557
Total operating expenses	74,965	69,340	300,963	224,436
Operating loss	(22,551)	(29,059)	(109,841)	(77,790)
Financial income (expense), net	2,954	128	5,322	(9)
Loss before income taxes	(19,597)	(28,931)	(104,519)	(77,799)
Income taxes	(1,731)	(521)	(3,831)	(2,494)
Net loss	(21,328)	(29,452)	(108,350)	(80,293)
Net loss attributable to non-controlling interest	(376)	(268)	(743)	(1,169)
Adjustment attributable to non-controlling interest	(2,337)	(2,703)	(14,979)	16,689
Net loss attributable to WalkMe Ltd.	$(18,615)	$(26,481)	$(92,628)	$(95,813)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.22)	$(0.32)	$(1.09)	$(1.85)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	86,235,574	83,633,127	85,116,424	51,763,032

(1) Includes share-based compensation expense as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
Cost of subscription revenues	$260	$235	$1,092	$542
Cost of professional services	750	572	2,804	1,262
Research and development	1,889	1,461	7,285	3,863
Sales and marketing	5,191	3,886	19,126	8,205
General and administrative	3,906	3,877	19,797	13,460
Total share-based compensation expense	$11,996	$10,031	$50,104	$27,332

(2) Includes amortization and impairment of acquired intangibles as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
Cost of revenues	$68	$176	$488	$299
General and administrative	-	-	979	-
Total amortization and impairment	$68	$176	$1,467	$299

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	December 31,	December 31,
	2022	2021
Assets

Current assets:

Cash and cash equivalents	$94,105	$276,889
Short-term deposits	125,231	65,478
Short-term marketable securities	42,187	-
Trade receivables, net	45,024	37,754
Deferred contract acquisition costs	26,287	20,405
Prepaid expenses and other current assets	6,243	7,954
Total current assets	339,077	408,480

Non-current assets:

Long-term marketable securities	43,334	-
Deferred contract acquisition costs	40,110	35,969
Other assets	584	987
Property and equipment, net	13,268	10,885
Operating lease right-of-use assets	7,003	-
Goodwill and Intangible assets, net	1,830	3,296
Total non-current assets	106,129	51,137

Total assets	$445,206	$459,617

Liabilities, redeemable non-controlling interest and shareholders’ equity

Current liabilities:

Trade payables	$5,957	$6,592
Accrued expenses and other current liabilities	53,414	49,310
Deferred revenues	108,097	86,024
Total current liabilities	167,468	141,926

Long-term liabilities:

Deferred revenues	1,613	1,288
Other long-term liabilities	10,038	6,892
Operating lease liabilities	3,833	-
Total long-term liabilities	15,484	8,180
Total liabilities	182,952	150,106

Redeemable non-controlling interest	8,080	23,901
Shareholders’ equity:
Share capital and additional paid-in capital	688,636	610,193
Other comprehensive income (loss)	(1,817)	455
Accumulated deficit	(432,645)	(325,038)
Total shareholders’ equity	254,174	285,610
Total Liabilities, redeemable non-controlling interest and shareholders’ equity	$445,206	$459,617

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
Cash flows from operating activities:
Net loss	$(21,328)	$(29,452)	$(108,350)	$(80,293)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	11,996	10,031	50,104	27,332
Depreciation, amortization and impairment	1,215	1,427	7,878	4,773
Operating lease right-of-use assets and liabilities, net	(159)	-	(551)	-
Finance (income) expense	(1,226)	204	(1,758)	(59)
Amortization of premium and accretion of discount on marketable securities, net	(370)	-	(370)	-
Increase in trade receivables, net	(10,001)	(498)	(7,417)	(6,976)
Decrease (increase) in prepaid expenses and other current assets and other non-current assets	2,099	1,163	1,390	(3,061)
Increase in deferred contract acquisition costs	(6,467)	(10,148)	(10,272)	(26,702)
Increase (decrease) in trade payables	1,433	750	(354)	906
Increase (decrease) in accrued expenses and other current liabilities	7,822	11,682	(3,178)	19,795
Increase in deferred revenues	5,051	735	22,924	28,577
Increase in other long-term liabilities	1,136	202	3,146	1,483
Net cash used in operating activities	(8,799)	(13,904)	(46,808)	(34,225)

Cash flows from investing activities:

Purchase of intangible assets	-	(1,338)	-	(1,338)
Purchase of property and equipment	(194)	(1,267)	(2,867)	(2,642)
Investment in short-term deposits	(30,000)	(257)	(170,500)	(66,260)
Proceeds from short-term deposits	20,000	7,716	112,257	45,003
Investment in debt securities	(84,881)	-	(84,881)	-
Investment in restricted deposits	-	-	-	(1,298)
Proceeds from restricted deposits	-	266	295	2,924
Capitalization of software development costs	(1,196)	(1,189)	(4,260)	(3,912)
Net cash provided by (used in) investing activities	(96,271)	3,931	(149,956)	(27,523)

Cash flows from financing activities:

Proceeds from initial public offering, net of underwriting discounts and commissions and other issuance costs	-	(2,367)	-	263,922
Proceeds from exercise of options	2,489	622	5,074	2,867
Proceeds from employees share purchase plan	1,494	-	9,717	-
Issuance of preferred shares, net	-	-	-	10,000
Net cash provided by (used in) financing activities	3,983	(1,745)	14,791	276,789
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	295	(141)	(850)	(685)
Increase (decrease) in cash, cash equivalents and restricted cash	(100,792)	(11,859)	(182,823)	214,356
Cash, cash equivalents and restricted cash - Beginning of period	195,220	289,110	277,251	62,895
Cash, cash equivalents and restricted cash - End of period	$94,428	$277,251	$94,428	$277,251

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
Reconciliation of gross profit and gross margin
GAAP gross profit	$52,414	$40,281	$191,122	$146,646
Plus: Share-based compensation expense	1,010	807	3,896	1,804
Plus: Amortization of acquired intangibles	68	176	488	299
Non-GAAP gross profit	$53,492	$41,264	$195,506	$148,749
GAAP gross margin	81%	76%	78%	76%
Non-GAAP gross margin	82%	77%	80%	77%

Reconciliation of operating loss and operating margin
GAAP operating loss	$(22,551)	$(29,059)	$(109,841)	$(77,790)
Plus: Share-based compensation expense	11,996	10,031	50,104	27,332
Plus: Amortization and impairment of acquired intangibles	68	176	1,467	299
Non-GAAP operating loss	$(10,487)	$(18,852)	$(58,270)	$(50,159)
GAAP operating margin	(35)%	(55)%	(45)%	(40)%
Non-GAAP operating margin	(16)%	(35)%	(24)%	(26)%

Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(18,615)	$(26,481)	$(92,628)	$(95,813)
Plus: Share-based compensation expense	11,996	10,031	50,104	27,332
Plus: Amortization and impairment of acquired intangibles	68	176	1,467	299
Plus: Adjustment attributable to non-controlling interest	(2,337)	(2,703)	(14,979)	16,689
Non-GAAP net loss attributable to WalkMe Ltd.	$(8,888)	$(18,977)	$(56,036)	$(51,493)

Non-GAAP net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.10)	$(0.23)	$(0.66)	$(0.65)
Shares used in non-GAAP per share calculations:
GAAP weighted-average shares used to compute net loss per share, basic and diluted	86,235,574	83,633,127	85,116,424	51,763,032
Add:
Additional weighted average shares giving effect to exchange of convertible preferred shares at the beginning of the period	-	-	-	26,972,186
Non-GAAP weighted-average shares used to compute net loss per share, basic and diluted	86,235,574	83,633,127	85,116,424	78,735,218

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
Net cash used in operating activities	$(8,799)	$(13,904)	$(46,808)	$(34,225)
Less: Purchases of property and equipment	(194)	(1,267)	(2,867)	(2,642)
Less: Capitalized software development costs	(1,196)	(1,189)	(4,260)	(3,912)
Free Cash Flow	$(10,189)	$(16,360)	$(53,935)	$(40,779)